EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

          We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of St. Jude Medical, Inc. for the registration of $1,200,000,000 1.22% Convertible Senior Debentures Due 2008 and 23,052,120 shares of common stock and to the incorporation by reference therein of our reports dated February 16, 2007, with respect to the consolidated financial statements and schedule of St. Jude Medical, Inc., St. Jude Medical, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of St. Jude Medical, Inc. included in its Annual Report (Form 10-K) for the year ended December 30, 2006 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
August 29, 2007